May 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:                                         Karl Hiller

John Cannarella
                                                Jenifer Gallagher

Re:                                                                             SEC Comment Letter dated February 20, 2014

Green Mountain Coffee Roasters, Inc.

Form 10-K for the Fiscal Year Ended September 28, 2013

Filed November 20, 2013

File No. 001-12340

Dear Messrs. Hiller and Cannarella and Ms. Gallagher:

On March 21, 2014, Keurig Green Mountain, Inc. (formerly Green Mountain Coffee Roasters, Inc.) (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a response to the comments of the Staff of the Commission (the “Staff”) received during our phone conversation on March 10, 2014 that pertained to the Company’s Annual Report on Form 10-K for the year ended September 28, 2013 (the “Form 10-K”), which was filed with the Commission on November 20, 2013.  On April 17, 2014 the Company filed with or otherwise supplementally provided to the Commission a response to the comments of the Staff received during our phone conversation on April 3, 2014 that pertained to the Form 10-K.

On May 1, 2014, the Company and members of the Staff had a subsequent phone conversation during which the Company received additional comments from the Staff pertaining to the Form 10-K.  As discussed with the Staff, in response to those additional comments the Company is providing certain information to the Staff (the “Supplemental Information”) separately as a supplemental submission under Rule 12b-4 under the Exchange Act. The Company requests that the information be returned to it in accordance with Rule 12b-4 and requests confidential treatment of these materials pursuant to Rule 83 of the Commission’s Rules of Practice.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer & Treasurer
Keurig Green Mountain, Inc.